UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Referrizer, LLC

Legal status of Issuer:

  Form:

  LLC

  Jurisdiction of Incorporation/Organization:

  Florida

  Date of Organization:

  October 31, 2013

Physical Address of Issuer:

7860 W. Commercial Blvd., #741, Lauderhill, FL 33351, United States

Website of Issuer:

https://referrizer.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

September 15, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,114,034	$872,468
Cash & Cash Equivalents	$775,271	$576,224
Accounts Receivable	$0	$0
Short-term Debt	$43,653	$18,394
Long-term Debt	$504,314	$149,900
Revenues/Sales	$2,572,813	$1,722,210
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(427,119)	$(73,474)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 11, 2022

Referrizer, LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Referrizer, LLC ("**Referrizer,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 15, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$300,000	$18,000	$282,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://referrizer.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Referrizer

The date of this Form C is May 11, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Referrizer, LLC, is an advanced automated marketing platform to help local businesses grow through cutting-edge technology combined with hands-on support. The Company was formed in Florida as a limited liability company on October 31, 2013.

The Company is located at 7860 W. Commercial Blvd., #741, Lauderhill, FL 33351, United States.

The Company's website is www.referrizer.com.

The Company is headquartered and qualified to conduct business in Florida. The Company also sells its products and services through the Internet and throughout the United States, Canada, Great Britain and Australia.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/Referrizer (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$300,000 +
Offering Deadline	September 15, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 27.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Conditions have eased in 2021 and 2022. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are not registered may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, specifically the FCC and TCPA regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Class B Preferred Securities, Investors directly or beneficially would receive CF Shadow Securities in the form of units of Class B-CF Shadow Preferred Securities and such shares would be required to be subject to a proxy that allows a designee to vote their units of Class B-CF Shadow Preferred Securities consistent with the majority of the Class B Preferred Securities holders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Referrizer, LLC's (the "Company") mission is to help grow local businesses through cutting-edge technology combined with incredible hands-on support. The Company offers an automated marketing system that helps businesses attract new customers, increase repeat purchases and generate long term sustainable results. It's an all-in-one communications platform that increases referrals, boosts retention and improves a company's Google reputation. Referrizer helps clients transform their existing customers into a 24-hour sales force, promote their business without having to spend any additional time or money, utilize their existing customer database to generate additional revenue, encourage their customers to visit the client's business more often and for longer periods of time, convert more leads into long term customers with the Company's Advanced CRM and Lead Management System, and track all client communications in one dashboard.

Business Plan

The Company plans to significantly expand its business by increasing sales and hiring additional employees to support its growth. The Company also plans to invest heavily in product research and development, and to hire additional experienced executives to guide us through our expansion. The Company does not aim to achieve profitability in the next twelve months, but has a break even projected within two (2) years. The capital raised by the Company will empower it to expand product development, increase sales and marketing efforts and grow out its infrastructure as the Company continues to aggressively grow and expand its business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Referral Marketing	Our Referral Marketing automation program helps local businesses get more quality customers through referrals. Businesses can create a custom referral campaign that can generate more referrals and better online exposure.	Local brick and mortar businesses excluding e-commerce and online businesses.
Reputation Management	With our Referrizer's Smart Review Technology, businesses can prevent bad reviews from leaking into the internet-o-sphere and damaging your online reputation while generating a great number of positive online reviews.	Local brick and mortar businesses excluding e-commerce and online businesses.
Loyalty Program	Our Loyalty Program has multiple ways to engage customers and keep them coming back to the business.	Local brick and mortar businesses excluding e-commerce and online businesses.
Marketing Automation	With Referrizer's Marketing Automation, businesses can connect with their customers through each part of the customer journey. Increase conversion ration, reduce churn or increase revenue- fully automated.	Local brick and mortar businesses excluding e-commerce and online businesses.
Agency Services	Referrizer Agency services brings additional value to Referrizer clients. It helps them generate more new clients using Paid Digital Ads.	Local brick and mortar businesses excluding e-commerce and online businesses.

	Referrizer Agency services brings additional value to Referrizer clients. It helps them generate more new clients using Paid Digital Ads.	
Email Marketing	Full-featured, easy to use, email marketing software enables businesses to send offers, updates, newsletters to their contacts to keep them engaged.	Local brick and mortar businesses excluding e-commerce and online businesses.
Text Marketing	Text Marketing is one of the most efficient ways to communicate with a mass number of clients. Businesses can send bulk SMS messages to their subscribed customers and get up to 5x better responses compared to traditional email marketing.	Local brick and mortar businesses excluding e-commerce and online businesses.
Landing Pages	With Referrizer Landing Page builder, businesses can create an unlimited number of SEO-optimized Landing pages and increase their online exposure.	Local brick and mortar businesses excluding e-commerce and online businesses.
Website Popup Widget	Referrizer Poprup Widget is designed to increase conversion of existing website and generate more leads and referrals without need to redesign whole website.	Local brick and mortar businesses excluding e-commerce and online businesses.
Partner Up Network	PartnerUp network helps local businesses connect, communicate, collaborate and refer each other businesses.	Local brick and mortar businesses excluding e-commerce and online businesses.
Smart Wi-Fi	With Smart Social Wi-Fi, businesses are able to offer complementary Wi-Fi to their customers, while at the same time collecting valuable information, and engaging their clients into loyalty and referral program.	Local brick and mortar businesses excluding e-commerce and online businesses.
Smart Line	Referrizer offers a 10-digit dedicated business phone number that is used for a 2-way text marketing, call forwarding and quality assurance.	Local brick and mortar businesses excluding e-commerce and online businesses.

Competition

The markets in which our products are sold are highly competitive. The Company's major competitors are as follows: (i) LoyalSnap, which is a full-service marketing and automation tool for fitness studios; (ii) SignPost, which is a technology company that develops CRM and marketing automation software for local businesses to build relationships with new and existing customers; (iii) FiveStars, which is an all-in-one payments and marketing platform that combines easy-to-use technology, customizable rewards and promotions, and automation; (iv) Perkville, which is an all in one referral and rewards program which automatically connects with your point of sale or scheduling system to automatically reward the actions you define; (v) BirdEye, which is an all in one customer experience and reviews software for multi-location businesses allowing you to collect and manage reviews, convert leads, run surveys and get referrals all in one place; (vi) Listen360, which is a customer engagement software that develops a feedback pipeline to improves businesses and satisfy customers; (vii) MyEmma, which is email marketing's smartest toolset allowing businesses to connect their data, build their audience and market themselves successfully; and (viii) ZenReach, which is a walk-through marketing platform for brick and mortar businesses helping to build customer lists, track subsequent visits, and serve targeted messages.

Customer Base

Referrizer currently serves over 1,200 local businesses. We work with small mom and pop shops, as well as large franchise chains and multi-location corporate accounts. Our focus is to target businesses in the health & wellness, fitness, spa, and salon industry but, we also serve businesses specializing in education, such as dance studios, children's enrichment programs and music schools, as well as the hospitality industry, mostly restaurants and bars.

Supply Chain

The Company is dependent on certain third-party vendors to provide its services to its customers. Specifically, we rely on SMS vendors such as Twilio, Signal Wire and Plivo for utilizing phone, voice and SMS services; Email vendors such as ElasticMail and Sendgrid for distributing emails on behalf of its clients; and Amazon AWS for hosting our applications. Although the Company is dependent upon these certain third party vendors, the Company has access to alternate service providers in the event these current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.referrizer.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company is subject to FCC and TCPA regulations. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Sales and Marketing (1)	50%	$12,500	50%	$535,000
Hiring (2)	20%	$5,000	20%	$214,000
Product Development (3)	15%	$3,750	15%	$160,500
General Working Capital	9%	$2,250	9%	$96,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will use the proceeds to increase corporate sales and partnerships, hire a Chief Marketing Officer and marketing team, create a digital marketing budget, and provide additional support for upcoming sales.

(2) These proceeds will be used to hire additional personnel to grow the business.

(3) We will continue to invest heavily in technology and product development. We plan to hire five (5) additional employees to increase our product-led development and help with churn reduction.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrija Cvijovic	Chief Executive Officer, Founder and Chairman	CEO and Founder of Referrizer, LLC, 2013 – Present Responsible for sales, operations, and general CEO responsibilities	Faculty of Technical Sciences, University of Novi Sad, Serbia, Bachelor's and Master's, Logistics, 2007
George O'Leary	Chief Financial Officer and Vice-Chairman	Vice Chairman and CFO of Referrizer, LLC, 2014 – Present Responsible for strategic planning, capital raising and reviewing financial statements. CFO of HealthLynked Corporation, 2015 – Present Responsible for Finance and Accounting, Capital Raising, HR, M&A, and strategic planning. President and Founder of SKS Consulting of South Florida Corp., 2002 – Present Responsible for helping public and private companies in finance, strategic planning and implementation of operating plans. Vice Chairman of the Board of Directors of Timios Holdings Corporation, 2014-2021 Responsible for strategic planning and financial review and sale of the company. strategic planning and financial review and sale of the company. CFO MedOfficeDirect, LLC, 2014 – 2018 Responsible for finance and accounting, capital raising and strategic planning.	Sienna College, B.B.A., Accounting, 1984

Zoran Djukic	Chief Technology Officer	CTO of Referrizer, LLC, 2013 – Present Responsible for Technology and development of Referrizer SAAS Platform	Faculty of Technical Sciences, University of Novi Sad, Serbia, MSc, Informatics-Information Systems, 2015
Christopher Torres	Chief Product Officer	CPO of Referrizer, LLC, 2021– Present Recruit, manage, and grow the product team to execute the vision of transforming Referrizer into the leading local business marketing automation platform. Uptu, Senior User Experience Lead, 2020 – 2021 Lead a team of UX designers and business analysts to design and develop the MYP for a competitive social media platform which included a mobile app, web app, advertising platform, app landing pages, and business website. Photon, Senior User Experience Designer (remote contract), 2020 Scope and plan user experience design activities for a prescription drug pricing platform which involved understanding and incorporating complex technical and business requirements to create intuitive user-centered design solutions. LTI Larsen & Toubro Infotech, Senior UX Solutions Architect (contract), 2019 UX/UI Design Leader that supported delivering industry leading processes and tools with cloud platforms for the City National Bank client.	Completed High School, 2000

Biographical Information

Andrija Cvijovic: Andre is the CEO and Founder of the Company. He is an expert in design, development, sales and marketing and delivery of cost effective, high-performance online marketing solutions. Andre has extensive qualifications in all facets of business life cycle development, from initial feasibility analysis and conceptual design through documentation, implementation, user training and enhancement. He combines expertise in strategic planning, marketing and business development with sophisticated sales and marketing skills. Andre comes from Serbia (Former Yugoslavia) where he started his first business at 14 years old and his first marketing company at age 18. Andre left Serbia after graduating with his master's degree in Logistics and Process optimization from Faculty of Technical

Science in 2007. He moved to Canada at the age of 25. In Canada, Andre started his second marketing company "Canadian Wide Web". In 2009, Andre moved to Florida where he started his third marketing company Mak Marketing LLC which was the predecessor of the Company. In 2013, Andre started the Company which is now a $2M annual referral marketing automation company with over 1,200 paying clients world-wide.

George O'Leary: George is currently the Vice Chairman and CFO of the Company. He also is a board member and full time CFO for HealthLynked Corporation, a digital healthcare company listed on the OTCQB Markets under the symbol HLYK, with a current market capitalization of $60M. George was integral in helping HealthLynked raise over $15M in the last 4 years. George was Vice Chairman of Timios Holding Corp during his 6-year tenure as a venture capitalist. During that time, the company grew from $25M revenue to $80M (TTM) with $11.5M (TTM) EBITDA and was recently sold to Ideanomics (Nasdaq: IDEX) for $45M in January of 2021. He also served as CEO and President of Communication Resources Inc. where he grew annual revenues from $5M to $40M during the period 1996 – 2000. George previously was a former Vice President of Cablevision Industries from 1988 to 1996 where he ran a $125M business until being sold to Time Warner in 1996. George was previously a CPA with Peat Marwick and Mitchell, now KPMG, from 1984 to 1987.

Zoran Djukic: Zoran Djukic is the CTO of the Company. Zoran is an energetic CTO with 10+ years of experience and proven leadership skills. In this role, he is accountable for research and development (R&D), as well as the company's technological needs, strategy, business processes and cross-functional delivery. Zoran comes from Serbia, he graduated Computer Science with a master's degree and average grade 10 out of 10 at Faculty of Science, Novi Sad. Before joining the Company, Zoran worked as Technical Lead for Synechron, leading a team of 12 developers to maintain and improve Fintech applications for big clients like Allianz and Axa. Zoran has been with the Company since inception, creating the project from scratch and now leading the whole development team of the Company to success.

Christopher Torres: Christopher is currently the Chief Product Officer at the Company. His ability to communicate important design decisions with key stakeholders and team members is what sets him apart in the tech industry. Christopher is an expert in growth strategy, user experience, information architecture, market share optimization, and increasing usability and user retention. He specializes in user research strategy including user journey mapping, mental models, user persona interviews, and focus groups in order to organize data into scalable market demand and automated growth models. Previously, Christopher studied digital marketing for over 7 years which led him to opening a digital agency in August of 2012 and soon afterwards he began providing design and growth strategy consulting services to startup founders under his subsidiary brand "Startup Launch Program" which he founded in April of 2014. He has practiced user experience design for over 14 years and has a combined total of over 20 years of visual design experience utilizing various industry leading design tools, and has even trained students at the first ux/ui immersive bootcamp hosted by Wyncode in Miami, FL in February of 2018. Christopher spent over 6 months living in San Francisco, the heart of Silicon Valley in order to further his understanding of the tech startup world in December of 2019.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized equity interests consists of 5,000,000 Class A Membership Units (the "**Class A Units**") and 100,000,000 Class B Membership Units (the "**Class B Units**"). Additionally, the Company has established the Referrizer LLC 2018 Equity Incentive Plan for which 10,000,000 Class B Units are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,000,000 Class A Units and 32,198,842 Class B Units (including 1,987,756 Class B Units issued under the 2018 Equity Incentive Plan) will be issued and outstanding. Additionally, the Company has an additional 8,012,244 Class B Units available for issuance under the 2018 Equity Incentive Plan.

Outstanding Equity Interests

As of the date of this Form C, the Company's outstanding equity interests consists of:

Type	Class A Units
Amount Outstanding	1,000,000
Voting Rights	10 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Units at a later date. The issuance of such additional Class A Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.01%

Type	Class B Units
Amount Outstanding	32,198,842
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class B Units at a later date. The issuance of such additional Class B Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	96.99%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have any outstanding options, Safes, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	SBA EIDL Loan
Amount Outstanding	$500,000*
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $2,486 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	June 15, 2051

*On December 21, 2021, the SBA approved an increase in the amount of the EIDL Loan from $150,000 to $500,000. As such, the monthly loan payment changed from $731 to $2,486.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Andrija Cvijovic	1,000,000 Class A Units 21,551,842 Class B Units	74.77%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Referrizer, LLC, (the "**Company**") was formed on October 31, 2013, under the laws of the State of Florida, and is headquartered in Lauderhill, FL.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of April 30, 2022, the Company had an aggregate of $522,817 in cash and cash equivalents, leaving the Company with approximately 12 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Units	$450,000	1,698,112	General Working Capital	October 14, 2020; February 27, 2021; March 29, 2021	Reg. D Rule 506(b)
Class B Units	$0	1,229,340	N/A	December 31, 2019; December 31, 2020; July 3, 2021; October 5, 2021; December 31, 2021	Section 4(a)(2)
Convertible Note*	$50,000	1	General Working Capital	April 1, 2020	Section 4(a)(2)

*Converted into 263,158 of Class B Units on December 4, 2020 using a conversion price of $0.19 per share.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 15, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $1,000,000 by offering to sell up to $1,000,000 in securities, including but not limited to common or preferred stock/membership units, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $300,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $18,000,000 divided by the aggregate number of issued and outstanding units of equity interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred securities and all outstanding vested or unvested options or warrants to purchase equity interests, but excluding (i) units of equity interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity interests that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Common Securities of the Company equal to the Purchase Amount divided by the quotient of (a) $18,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's equity interests outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of equity interests reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers (or directors if the Company subsequently becomes a corporation), (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Equity Interests (other than Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing Equity Interests of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued equity interests equal to the Purchase Amount divided by the First Equity Financing Price. Units of equity interests granted in connection therewith shall have the same liquidation rights and preferences as the units of equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's managers (or board of directors if the Company subsequently becomes a corporation) determine in good faith that delivery of equity interests to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such equity interests, as determined in good faith by the Company's managers (or board of directors if the Company subsequently becomes a corporation).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of managers (or board of directors if the

Company subsequently becomes a corporation) at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) all holders of Common Securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrija Cvijovic
(Signature)

Andrija Cvijovic
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrija Cvijovic
(Signature)

Andrija Cvijovic
(Name)

Manager
(Title)

May 11, 2022
(Date)

/s/George O'Leary
(Signature)

George O'Leary
(Name)

Manager
(Title)

May 11, 2022
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Referrizer, LLC
Florida Partnership
Financial Statements (Unaudited)

For the years ended December 31, 2021 and 2020

April 8, 2022

In the opinion of management all adjustments necessary in order to make the financial
statements not misleading have been included.

Referrizer, LLC
Table of Contents

Financial statements for the years ended December 31, 2021 and 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Referrizer, LLC
Deerfield Beach, Florida

We have reviewed the accompanying financial statements of Referrizer, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 8, 2022
Los Angeles, California

Referrizer, LLC
Balance Sheets
At December 31, 2021 and 2020
(Unaudited)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 775,271	$ 576,224
Total current assets	**775,271**	**576,224**
Computer & equipment	7,234	7,234
Accumulated depreciation	(6,380)	(3,089)
Capitalized software costs	687,251	491,161
Accumulated amortization	(349,342)	(199,062)
Total assets	**$ 1,114,034**	**$ 872,468**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable & accrued expenses	$ 155	$ 155
Credit cards payable	43,498	4,758
Other loans payable	-	2,000
Due to founder	-	11,481
Total current liabilities	**43,653**	**18,394**
Due to SBA - EIDL	494,783	149,900
Accrued interest on SBA - EIDL	9,531	-
Total liabilities	**547,968**	**168,294**
MEMBERS' EQUITY		
Members' capital: 105M units authorized, 33,368,574 issued and outstanding at December 31, 2021 and 105M units authorized, 31,802,536 issued and outstanding at December 31, 2020	1,040,367	751,356
Accumulated deficit	(474,301)	(47,182)
Total members' equity	**566,066**	**704,174**
Total liabilities and members' equity	**$ 1,114,034**	**$ 872,468**

See accompanying notes to financial statements.

Referrizer, LLC
Statements of Operations
For the years ended December 31, 2021 and 2020
(Unaudited)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Revenue	$	2,572,813	$	1,722,210
Operating expenses				
General and administrative		2,793,060		1,780,078
Legal and professional		16,752		6,077
Sales and marketing		181,184		53,446
Total operating expenses		2,990,996		1,839,601
Net loss from operations		(418,183)		(117,391)
Other income - SBA PPP		595		47,708
Refund of bank fees		-		200
Interest expense		9,531		3,991
Net income/(Net Loss)	$	(427,119)	$	(73,474)

See accompanying notes to financial statements.

5

Referrizer, LLC
Statement of Members' Capital
For the years ended December 31, 2021 and 2020
(Unaudited)

(in , $US)		Members' Equity
Balance—December 31, 2019	$	**316,404**
Members contribution		300,000
Members distribution		(10,516)
Shared-based compensation		118,427
Conversion of Convertible Note into equity		53,333
Net income/(loss)		(73,474)
Balance—December 31, 2020	$	**704,174**
Members contribution		150,000
Conversion of other loan into member equity		2,000
Conversion of amounts due to Founder to equity		4,403
Shared-based compensation		132,608
Net income/(loss)		(427,119)
Balance—December 31, 2021	$	**566,066**

See accompanying notes to financial statements.

Referrizer, LLC
Statements of Cash Flows
For the years ended December 31, 2021 and 2020
(Unaudited)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(427,119)	$	(73,474)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Add back depreciation and amortization		153,571		133,404
Shared-based compensation		132,608		118,427
Changes in operating assets and liabilities:				
Increase in accounts payable		-		155
Increase (decrease) in credit cards payable		38,740		(16,775)
Accrued interest on SBA - EIDL		9,531		-
Net cash provided/(used) by operating activities		**(92,669)**		**161,737**
CASH FLOW FROM INVESTING ACTIVITIES				
Acquisition of capitalized software costs		(196,090)		(144,415)
Acquisition of computer and equipment		-		(5,203)
Net cash provided/(used) in investing activities		**(196,090)**		**(149,618)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of convertible notes payable and converted into equity				53,333
Capital distribution				(10,516)
Repayment of part of amount due to founder		(7,078)		
Proceeds from SBA – EIDL loan		350,000		149,900
Repayments on SBA loan		(5,116)		
Proceeds from issuance of members' units		150,000		300,000
Net cash provided/(used) by financing activities		**487,805**		**492,717**
Change in cash		199,047		504,836
Cash—beginning of year		576,224		71,388
Cash—end of year	$	**775,271**	$	**576,224**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	6,403	$	53,333
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

Referrizer, LLC
Notes to Financial Statements
December 31, 2021 and 2020
(Unaudited)

1. Nature of Operations

Referrizer LLC, a limited liability company (which hereinafter is referred to as the “Company”, “we,” “us,” or “our”) was formed in Florida on October 31, 2013. The Company provides a comprehensive business referral and networking solution to small and medium-sized businesses primarily in the wellness and fitness industry and is expanding into the restaurant industry.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are designed to conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair value measurement

The Company is required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial conditionand the results of its operations.

2. Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

The Company generally bills and collects user subscription fees on a monthly basis and therefore has no accounts receivable.

Prepaid Expenses

From time to time the Company provides advance payments to certain contractors for programming and coding services which it records as an asset and expenses the costs in the month the services are rendered.

Fixed Assets

Property and equipment exist in the form of computers and office equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

2. Summary of Significant Accounting Policies (continued)

Software Development Costs

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins upon the establishment of technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The Company commenced amortization of these costs in 2018 and amortizes these costs over a 3-year period monthly on a straight-line basis.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized ina company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate anyadjustments that would result in a material change to its financial position.

Revenue Recognition and Deferred Revenues

Effective September 8, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company plans to generate revenue primarily from sales of subscriptions to its software and platform together with related support services to its customers. Agreements with customers do not provide the customer with the right to take possession of the software. Instead, customers are granted continuous access to the platform over the contractual period. Access to the platform represents a series of distinct services as the Company continually provides access to and fulfills its obligation to the customer over the subscription term. The series of distinct services represents a single performance obligation that is satisfied over time. The Company's general policy is to have customers prepay an annual subscription and records the payment as deferred revenue whereby the Company then recognizes the revenue on a monthly basis as it is earned. Revenue will be recognized monthly on a straight-line basis over each period that service is provided.

2. Summary of Significant Accounting Policies (continued)

Operating Expenses

Administrative expenses are expensed as incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $181,184 and $53,446, which is included in sales and marketing expenses.

Unit-Based Compensation

The Company accounts for unit-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Unit Compensation. Under the fair value recognition provisions of ASC 718, unit based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of unit options.

Accounting Pronouncement Recently Adopted

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. Computer and Equipment

Computer and equipment consisted of the following:

	December 31, 2021	December 31, 2020
Computer and equipment	$7,234	$7,234
Less: Accumulated depreciation	(6,380)	(3,089)
	$854	$4,145

Depreciation expenses are recorded as a component of general and administrative expenses and were in the amount of $3,291 and $2,412 for the years ended 2021 and 2020, respectively.

4. Capitalized Software Costs

Capitalized Software Costs consisted of the following

	December 31, 2021	December 31, 2020
Capitalized software costs	$ 687,251	$ 491,161
Less: Accumulated amortization	(349,342)	(199,062)
	$ 337,909	$ 292,099

During 2021 the Company capitalized an additional $196,090 in software development costs and recorded amortization expenses of these costs as a component of general and administrative expenses for $150,280 and $130,992 for the years ended December 31, 2021, and 2020, respectively.

5. Income Taxes

The Company has timely filed its most recent income tax returns on Partnership Form 1065 for the period ended December 31, 2021, which will remainsubject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

6.   Accounts Payable and Accrued Expenses

The Company records expenses in the month the services are rendered or when their purchases are received and pays the related provider in accordance with the terms of their invoices. Included in accounts payable may be amounts due to vendors, contractors and tax agencies for normal operating expenses, as well as certain payroll and sales taxes.

7. Debt

Due to founder

In 2017 the founder loaned the Company a total of $11,481 for various operating expenses with no interest and no maturity date, which was subsequently repaid by the Company in April 2021.

Other loans payable

In 2017 the Company received a private loan in the amount of $2,000 for various operating expenses with no interest and no maturity date which was subsequently repaid by the Company in April 2021. During 2021 this loan was repaid with the issuance of member equity and is recorded as a non cash transaction in the accompanying statement of cash flows for the year ended December 31, 2021.

Convertible notes payable and accrued interest

On April 1, 2020 the Company entered into a Convertible Note Agreement with a lender in the amount of $50,000 at a rate of 10% and a maturity date twelve months from the date of issuance. In December 2020 the debt was converted into 263,158 Class B Units at a rate of $.19 per unit in accordance with the respective agreement.

Due to SBA - EIDL

In June 2020 the Company received proceeds of $149,900 from the Small Business Association as an Economic Disaster Injury Disaster Loan ("EIDL") with a maturity date 30 years from its origination at a rate of 3.75% per annum. Under the terms of the loan no payments are required for the first year. During 2021 the Company commenced monthly repayments on the SBA EIDL for $731 per month and repaid a total of $5,116 of this loan. On December 29, 2021 the Company received proceeds of $350,000 as additional borrowing from the SBA under the same terms as above.

Due to SBA – PPP

In 2020 the Company received proceeds in the amount of $47,908 from the Small Business Association as a Payroll Protection Loan (PPP) that was originally classified as debt, but subsequently forgiven in November 2020. (See Note on other income.)

8. Commitments & Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 and through the date of this report.

9. Members' Capital

The Company had two classes of member units (Series A – Founder Units) and Series B held by contractors, employees, and investors. During February and March 2021, the Company received $150,000 from the additional issuance of 566,038 of its Series B member units at a cost of $0.265 per unit.

At December 31, 2021 and 2022 the Company had authorized and issued outstanding its Series A and Series B units as follows:

	Series A Units	Series B Units	Total
At December 31, 2021:			
Authorized	5,000,000	100,000,000	105,000,000
Issued & outstanding	1,000,000	32,368,574	33,368,574

	Series A Units	Series B Units	Total
At December 31, 2020:			
Authorized	5,000,000	100,000,000	105,000,000
Issued & outstanding	1,000,000	30,802,536	31,802,536

10. Stock Plan

The Company has a qualified option plan (the "Plan") which permits the grant or option to buy member units to its employees for up to 4,871,786 Class B units. The Company believes that such awards will help the Company attract, retain, and motivate its management and other persons, including officers, directors, key employees, and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	840,328 $	0.06	-
Granted	349,239		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	1,189,567 $	0.06	5.43
Exercisable Options at December 31, 2020	1,189,567 $	0.06	5.43
Granted	260,048 $	-	
Execised	- $	-	
Expired/Cancelled	- $	-	
Outstanding at December 31, 2021	1,449,615 $	0.06	4.43
Exercisable Options at December 31, 2021	1,449,615 $	0.06	4.43

As part of member unit issuances in 2021 and 2020 the Company had issued 260,048 shares and 349,239 shares, respectively to contractors and employees and recorded related compensation expenses of $132,608 and $118,427 reflected in general and administrative expense and as a component of member equity for the years ended December 31, 2021 and 2020, respectively. These options have an exercise price of $.035per unit.

11. Other income

SBA PPP

In November 2020 the SBA PPP Loan was forgiven by the SBA and accordingly $47,908 was reclassified to other income for the year ended December 31, 2020. The debt discharge is not a taxable event under current tax law.

12. Operating Segments and Major Customers

The Company operates in a single operating segment and thus a single reporting segment and had no major customers that comprised 10% or more of annual sales for the years ended December 31, 2021 and 2020, respectively.

13. Subsequent Events

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

14. Management's Evaluation

Management has evaluated subsequent events through April 8, 2022, which is the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	Referrizer LLC

Logo	

Headline	End-to-end marketing automation for local businesses

Slides




Referrizer™
Local business marketing on
Autopilot
End-to-end marketing solution
& communication platform
Hello, I'm Pigeon butler,
and I will be you personal assistant!

Tags

Startups

Pitch text

Summary

- End-to-end marketing solution & communication platform for local businesses
- Improves reputation & increases traffic, conversion, and retention
- 1200+ paying customers
- 100% performance-based sales process
- 100% remote company with access to global talent

- 2021 revenue increased 49% to $2.6M
- Q4 2021 revenue of $750K, 50% growth compared to $498K Q4 2020

Problem

What does every business need?



Tim is a local business owner.

Tim's problem is generating new customers, and keeping existing ones loyal—but customers are bombarded with marketing messages daily and nothing seems to work. Most deal providers are not generating loyal customers, and sustainable marketing options are hard to find.

Solution

Automated Marketing

Get more free traffic

Increase conversion and retention

—

Referrizer provides an **all-in-one communication platform** that helps you get new customers, **increase repeat purchases**, and **generate long-term sustainable results.**



400% increase in Google reviews

From 1 to 4 reviews per month

Reputation Management



400% increase in lead to client conversion

From 5% to 20%

Quick Connect   Website Popup

Product

Referrizer's end-to-end marketing solution

Features:

Reputation Management

Referral Marketing

Marketing Automation

2-Way TEXT Marketing

Loyalty Program

Partner Up Network

Smart Line

Smart Social WiFi

CRM with Dashboard

Landing Pages

Generate positive reviews quickly!


TOTAL REVIEWS
Before Referrizer
With Referrizer
5 star
367
4 star
234
3 star
2 star
1 star
RATING
4.0
-8% since last week
REVIEWS
859
+15 since last month
Date: Oct 19, 2019
Amount: 126

Blast Email campaigns

Use pre-made email templates or build one from scratch to launch campaigns for a quick review boost. Generate 5-star reviews with a proven process.

Add a review box in emails

Generate reviews with every email

Send text campaigns

Collect online reviews with text campaigns

Set keyword autoresponder

Generate new customers and collect reviews

Reward customers the way you want!

With Referrizer's Loyalty Program, you have total control over your loyalty rewards. Choose budget-friendly incentives, business merchandise, exclusive free stuff, or discounts on products and services.

- Choose rewards specific to your business
- Manage loyalty rewards at any time
- Set the value of your rewards


Loyalty Program
Settings
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Theresa Webb
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Ralph Edvards
Aug 18, 2021
Hello!
We noticed Ava and Audrey are scheduled for tomorrow. Did you reschedule today's session for tomorrow?
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Mathnasium
No, that was already scheduled from before. They ussually go twice a week. So this week, they will go Thursday and Sat
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- Collect customer Facebook profiles


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Traction

Financial highlights

Y-O-Y quarterly revenue growth of 50%

—

Annual revenue growth of 49% to $2,572,813

 Income statement

- **Annual Revenue increased 49%** from $1.7M in 2020 to $2.6M in 2021

- Q4 2021 YOY **Quarterly Revenue Growth of 50%** – $750K in Q4 2021 vs. $499K in Q4 2020

- Number of **successful payments increased 31%** to 4,157 compared to 3,183 in Q4 2020.

- **Spend per customer** increased by 19% from $486 in Q4 2020 to $578 in Q4 2021.

 **Balance sheet**

- **Total cash of $775K** in Q4 2021 compared to total cash of $576K in Q4 2020

- Equity investment to date is $500K of the $2M capital raise

- Total assets as of 12/31/2021 are $1.1M

- Net Capitalized Software Development Costs $687K (per GAAP Reporting)

- Total Unit Holder Equity as of 12/31/2021 = $572K

 **Projections**

- **Current burn** is $21.5K / month over the last 6 months

- **Launching Referrizer 4.0** - 100% Product Led (9 Freemium apps and self onboarding)

- **Projected revenue for 2022 of $6M** with hyper Focus on **multi-locaiton fitness businesses**

- **Adding Platinum services** as an upsell opportunity



—

Diversified customer revenue with the largest customer representing only 10% of total revenue:



Chart present data as of 10/30/21

—

Company timeline



2015
Landing Pages
Email Marketing
Loyalty Program
Venture HIVE Accelerator
$90K investment

2016
Web-App
Text Marketing
Call Center Development
$90K additional investment

2017
Partner Up
Network **Growth 1000%+**

2018
Company Structure
Reduced Churn Rate from 12% to 8%
Signup and Onboarding improvements
Non-Performance Sales (Mistake)

2019
Back on Performance Based Sales
Referrizer 3.0 (Java EE)
Contacts 3.0
Email 3.0

2020
New Sales Channels
Partnership
Corporate Sales

2021
Reached Revenue Goal of $2.6M
Hired 4 UX Designers
Working on 4.0 Product Led Version

Customers

As of 12/31/21, Referrizer has

1200+ paying customers

Our **customer lifetime value is $3,036,** and we recover the costs to acquire each customer in the first month.



—

Price range vs. number of accounts

Over 2/3 of our clients are paying more than $150/m. Price is determined by two factors: How many features they use and what is the size of their database.



—

Testimonials



Referrizer is now used with over 90 Restore Hyper Wellness locations. We've generated over 25,000 Leads and Referrals, Over 10,000 Fiver Star reviews. We love their corporate management features where we can launch and control 100's of campaigns from one place with couple of clicks. Working with Referrizer team wan nothing but a great pleasure.



Joe Van - Dir. of Digital Marketing



We wanted to say "Thank You". Anthony, Tim, and I have been very impressed with the execution and responsiveness of the entire team. It's been almost 2 years since we started with Referrizer. They are a new standard in marketing for local businesses. We are nothing but happy with their cooperation, results, and continuous improvement.



Dan Marshall - Marketing Director

Over 400 five-star reviews are posted on G2 Crowd, Google, Captera, and Facebook







Capterra
Referrizer™
4.8
Software Advice FRONT RUNNERS 2021
Software Advice MOST RECOMMENDED 2021
"Helped me grow my small business! "
Brandon Y
Software Advice MOST RECOMMENDED 2020
Software Advice BEST CUSTOMER SUPPORT 2021























G2 CROWD
Referrizer™
4.5
High Performer Small Business FALL 2021
High Performer FALL 2021
Fastest Implementation FALL 2021
Users Love Us
"Referrizer is one of the best things I have ever done for my business"
Mikenze P

Business Model

Pricing that's simple and straightforward

Whether you're just starting out or ready to take your marketing to the next level, we've got pricing plans that fit any budget. Upgrade to our premium package, which includes ultimate marketing automation and growth tools.

		Best Value
Free	**Basic**	**Premium**
Include Website Widget, CRM, Partner-Up Network And Email Marketing	Everything In Free Plus Referral, Loyalty And Reputation Management	Everything In Basic Plus Smart Line, SMS Campaigns, Markeitng Automation, Landing Pages, Smart WiFi
Starting at **$0** /mo	Starting at **$199** /mo	Starting at **$399** /mo

---

Business-side strengths



Strong & Efficient Team

Efficient and cost-effective development and support team from Serbia, giving us 3 times more value than having same level of quality in the United States.



Low overhead

- 100% performance-based sales process (20 appointment setters and 5 excellent closers).
- 100% remote company (access to global talent).

Market

Opportunities in multiple markets

Our initial target market is within Fitness and Wellness segment (590,000 businesses represent $1.4B market opportunity).*

Then, we will extend our market size to include Dental, Restaurant, Auto, Service, Pet, and Healthcare industries. That includes 1.7 million businesses in the US with a total market potential of over $4.1B.*

The total addressable market is of all small local businesses counts 5.2 million with a market size of over $11.9B.*


$11.9B
Total Market Opportunity
(All Local US Businesses)
Wellness Businesses $1.4B
Small Businesses $4.1B
Total Market Opportunity
Wellness Businesses
590K
Health & Fitness, Med Spa, Massage, Beauty, Chiropractic, Nail, Hair
Small Businesses
1.7M
Wellness businesses, Dental, Restaurants, Auto, Services, Home, Pet, Healthcare
All Local US Businesses
5.2M

*Calculated based on internal information collected by the Company

Competition

Referrizer competitive advantage:

End-to-end solution

Features	Referrizer	frederick	signpost	LOYALSNAP	Birdeye
Referrals	✓	✓	✓	✗	✗
Loyalty / Retention	✓	✓	✗	✓	✗
Online Reviews	✓	✓	✓	✓	✓
Reputation Management	✓	✗	✗	✗	✓
Partner Up	✓	✗	✗	✗	✗
Email Marketing	✓	✓	✓	✓	✓
Text Marketing	✓	✓	✓	✓	✓
2 Way SMS	✓	✓	✗	✓	✗
Phone Autoresponder	✓	✗	✗	✗	✗
Landing Page	✓	✗	✗	✗	✗
Website Widget	✓	✗	✗	✗	✗
Guest Wi-Fi Data Capture	✓	✗	✗	✗	✗
CRM	✓	✓	✓	✗	✗
Pricing	$99-$399	$349	$199-$399	$199-$499	$420

—

Referrizer vs. Peers' market capitalization -

Price/Sales (ttm)

As of 2/4/2022

Company	ActiveCampaign >	GONG	HubSpot	customer.io	Referrizer
Sales Multiple Price/Sales (ttm)	18x Revenue	61x Revenue	18x Revenue	20x Revenue	**7x Revenue**
Current Market Capitalization	$3B market cap	$7.3B market cap	$21.3B market cap	$400M market cap	**$18M market cap**
Revenue (TTM)	Revenue (TTM) $165M	Revenue (TTM) $120M	Revenue (TTM) $1.18B	Revenue (TTM) $20M	**Revenue $2.6M**

Vision

A global force that empowers every business

Referrizer wants to empower local businesses with highly effective solutions that can help them grow through utilizing world-class software and hands-on support. We are taking local business marketing to a whole new level by bringing more tools, more solutions, and more results than our competitors.

With Referrizer 4.0 (coming in Q1 2022), Referrizer is bringing a simple but powerful user experience that makes interaction with our software a breeze. We love what we do, we are passionate about helping local businesses succeed, and we all focus to bring outstanding results to our clients.

—

5-year projection



—

Use of funds: $2M


$2M
Use of funds
Sales $1.3M
Development $300K
General Admin $200K
Support $100K
Reserve Funds $100K
Currently Raised Funds $500K
70% allocated to growth

Investor exit strategy


After the company reaches $50 million in revenue, it will file for an Initial Public Offering with the valuation of $500M (Projected for beginning of 2025).
02
At the Company's and Investors' mutual consent, between the end of year 3 and year 5 at a discounted purchase price.
Initial Public Offering
Sale to a Strategic Buyer / Competitor
Being bought out by the Company
01
Parallel to filing for an IPO, the company will consider potential strategic buyers at a 25% premium to the IPO Price.
03

Investors

Our early investors and their story:

Why others invested

I've been an investor in Referrizer since 2015. I followed my initial investment with two more rounds in 2016 and 2020. I love working with Andre. He is one of the most energetic people I met. He is building a great team and a marketing platform that empowers small business owners to achieve profitable sales growth..



David Biddulph
INVESTOR

My business was probably one of the first 10 clients of Referrizer back in 2014. Early on, I saw the opportunity of this sofware to take over the world and I belived in Andre to make it happen. I am big fan, supporter and happy I invested.



Manuel Tuveri
INVESTOR

I have been using Referrizer for a couple of years now. The pandemic made them change for the better by adopting a simpler and crisper user interface experience. Addressing other industries that were not part of their core has also been a step forward. I have seen a glimpse of their updates pipeline and there's still a whole lot of amazing things coming up in the near future.The founder has the passion and the persistence to put Referrizer on the map when it comes to the restaurant segment.



Silviu Antonescu
INVESTOR

Founders

Developing the first referral marketing automation for local businesses

Everything started in 2012, with a Google search for: "Referral Marketing Software." Andre, as the owner of a marketing agency, was looking for a software solution to help his local clients automate referral marketing. No affordable solution was available. It was one of those rare "A-HA" moments, where you search and no one was offering a solution. It was a message for us to create a Referral Program that will turn each and every customer into 24-7 salesforce. Similar to a Dropbox model—but for local businesses. That is where the name comes from; "Energizing Referrals": *Refer-Rizer*.

After a couple of iterations and many MVPs, we created not only Referral Marketing that works, but also a set of tools that help businesses become Referrable through Reputation Management. We help clients communicate easier using Email and Text Marketing. Clients needed to keep their customers longer (those that we generate) and we developed the Loyalty Program. For clients who are new businesses, that have no customers to ask for referrals, we created SEO optimized, high-converting Landing Pages and database-building features like Smart WIFI and Smart Line.

7 years later, we offer All-in-one Marketing Automation that includes 10 powerful applications within one backend.

My personal mission is to retire 100 people in our company. We are a people-first organization and each qualified employee is an equity holder. This way, we did not build an organization of followers, but an organization of leaders, decision-makers, people with an ownership mindset that cares. Culture that is strong and ready to grow.



Andre Cvijovic

CEO & Founder

Team composition

- **Executive team:** 50 years of experience, 4 successful exits
- **Sales and marketing team**: 8 people
- **Customer support:** 12 incredible coaches
- **Agency Team:** 12 People
- **Product and development team:** 15 people
- Performance-based call center: 20 people (outsourced)

Team

Andrija Cvijovic	Founder, Chairman and CEO	Andre combines expertise in strategic planning, marketing and business development with sophisticated sales and marketing skills.
George O' Leary	Vice Chairman and CFO of Referrizer	George provides executive level management consulting to publicly traded companies and privately held businesses. George is currently CFO of HealthLynked Corp. "OTC:QB HLYK". and Vice Chairman of Referrizer, LLC
Zoran Djukic	CTO	Zoran is an energetic CTO with 10+ years of experience and proven leadership skills. He is accountable for the research and development, as well as the company's technological needs, strategy, business processes and cross-functional delivery.

| Christopher Torres | Chief Product Officer | Chris is an expert in growth strategy, user experience, information architecture, market share optimization, and increasing usability and user retention. |

Perks

$1,000	Your name is listed as "investor" on our website (optional)
$5,000	Everything above + Limited edition Referrizer swag bag.
$10,000	Everything above + Exclusive Q&A session with the CEO
$25,000	Everything above + Special Thank you Video. Referrizer.com welcome kit that we send to every new team member. We will include your name and logo in our email newsletter as a featured investment partner
$100,000	Everything above + Exclusive Q&A session with the CEO
$250,000	Everything above + We will fly you to Miami for All-Day Long Meeting - All expenses paid to meet our C-Level Executive Team. (Cuban food included) :-)
$500,000	Everything above + Advisory Board Seat (Optional) and Exclusive Trip with CEO to Europe to meet our European Team

FAQ

How do I earn a return?

Customer.io is using Republic's Custodial Crowd SAFE security. The Custodial Crowd SAFE is similar to the non-custodial Crowd SAFE, except that investors receive beneficial interests rather than direct legal record ownership of the security instrument. The custodian is the legal record holder of the security instrument for the benefit of the investors in the offering. Issuers tend to choose this arrangement for administration purposes and cap table organization. Crowd SAFE of this specific deal prior to investing. Investors could see their Crowd SAFE investment converted to cash or stock upon a financing event, change of control (M&A), or an initial public offering. Learn more about returns on investment here, but please also review the Form C and Custodial Crowd SAFE instrument of this offering.

EXHIBIT C

Form of Security

REFERRIZER, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Referrizer, LLC, a Florida limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $18,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

        (a)   **Equity Financing**.

                (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

                (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's manager(s) (or board of directors if the Company becomes a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company; and

(ii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Fort Lauderdale, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

REFERRIZER, LLC

By:
Name: Andrija Cvijovic
Title: Chief Executive Officer
Address: 7860 W. Commercial Blvd., #741, Lauderhill, FL 33351, United States
Email: andre.c@referrizer.com

INVESTOR:

By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Referrizer, LLC (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Referrizer, LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                          Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, CEO
Date: Date:

COMPANY:
REFERRIZER, LLC

By:
Name:
Date:

EXHIBIT D

Testing the Waters Communications

 

Company Name	Referrizer LLC

Logo	

Headline	End-to-end marketing automation for local businesses

Slides




Referrizer™
Local business marketing on
Autopilot
End-to-end marketing solution
& communication platform
Hello, I'm Pigeon butler,
and I will be you personal assistant!

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Startups

Pitch text

Summary

- End-to-end marketing solution & communication platform for local businesses
- Improves reputation & increases traffic, conversion, and retention
- 1200+ paying customers
- 100% performance-based sales process
- 100% remote company with access to global talent

- 2021 revenue increased 49% to $2.6M
- Q4 2021 revenue of $750K, 50% growth compared to $498K Q4 2020

Problem

What does every business need?



Tim is a local business owner.

Tim's problem is generating new customers, and keeping existing ones loyal—but customers are bombarded with marketing messages daily and nothing seems to work. Most deal providers are not generating loyal customers, and sustainable marketing options are hard to find.

Solution

Automated Marketing

Get more free traffic

Increase conversion and retention

—

Referrizer provides an **all-in-one communication platform** that helps you get new customers, **increase repeat purchases**, and **generate long-term sustainable results.**



400% increase in Google reviews

From 1 to 4 reviews per month

Reputation Management



400% increase in lead to client conversion

From 5% to 20%

Quick Connect   Website Popup

Product

Referrizer's end-to-end marketing solution

Features:

Reputation Management

Referral Marketing

Marketing Automation

2-Way TEXT Marketing

Loyalty Program

Partner Up Network

Smart Line

Smart Social WiFi

CRM with Dashboard

Landing Pages

Generate positive reviews quickly!



TOTAL REVIEWS
Before Referrizer
With Referrizer
5 star
4 star
3 star
2 star
1 star
367
234
RATING
4.0
-8% since last week
REVIEWS
859
+15 since last month
Date: Oct 19, 2019
Amount: 126

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Theresa Webb
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Esther Howard
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Arlene McCoy
Guy Hawkins
Dianne Russell
Ralph Edvards
Aug 18, 2021
Hello!
We noticed Ava and Audrey are scheduled for tomorrow. Did you reschedule today's session for tomorrow?
Best,
Mathnasium
No, that was already scheduled from before. They ussually go twice a week. So this week, they will go Thursday and Sat
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Referred by: none
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Type: Current Customers
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All your customer data at your fingertips!



Collect customer data without even talking to them!

Use Referrizer's Smart WiFi to add new contacts to your customer database. Collect customer emails, phone numbers, social media, and other personal info.

- ✓ Grow your email list
- ✓ Build a text marketing database
- ✓ Collect customer Facebook profiles



Flexible data integration

With simple integration, businesses sync connect real-time customer data into Referrizer



Traction

Financial highlights

Y-O-Y quarterly revenue growth of 50%
—
Annual revenue growth of 49% to $2,572,813

 Income statement

- **Annual Revenue increased 49%** from $1.7M in 2020 to $2.6M in 2021

- Q4 2021 YOY **Quarterly Revenue Growth of 50%** – $750K in Q4 2021 vs. $499K in Q4 2020

- Number of **successful payments increased 31%** to 4,157 compared to 3,183 in Q4 2020.

- **Spend per customer** increased by 19% from $486 in Q4 2020 to $578 in Q4 2021.

 **Balance sheet**

- **Total cash of $775K** in Q4 2021 compared to total cash of $576K in Q4 2020

- Equity investment to date is $500K of the $2M capital raise

- Total assets as of 12/31/2021 are $1.1M

- Net Capitalized Software Development Costs $687K (per GAAP Reporting)

- Total Unit Holder Equity as of 12/31/2021 = $572K

 **Projections**

- **Current burn** is $21.5K / month over the last 6 months

- **Launching Referrizer 4.0** - 100% Product Led (9 Freemium apps and self onboarding)

- **Projected revenue for 2022 of $6M** with hyper Focus on **multi-locaiton fitness businesses**

- **Adding Platinum services** as an upsell opportunity



—

Diversified customer revenue with the largest customer representing only 10% of total revenue:



Chart present data as of 10/30/21

—

Company timeline



2015
Landing Pages
Email Marketing
Loyalty Program
Venture HIVE Accelerator
$90K investment

2016
Web-App
Text Marketing
Call Center Development
$90K additional investment

2017
Partner Up
Network **Growth 1000%+**

2018
Company Structure
Reduced Churn Rate from 12% to 8%
Signup and Onboarding improvements
Non-Performance Sales (Mistake)

2019
Back on Performance Based Sales
Referrizer 3.0 (Java EE)
Contacts 3.0
Email 3.0

2020
New Sales Channels
Partnership
Corporate Sales

2021
Reached Revenue Goal of $2.6M
Hired 4 UX Designers
Working on 4.0 Product Led Version

Customers

As of 12/31/21, Referrizer has

1200+ paying customers

Our **customer lifetime value is $3,036,** and we recover the costs to acquire each customer in the first month.



—

Price range vs. number of accounts

Over 2/3 of our clients are paying more than $150/m. Price is determined by two factors: How many features they use and what is the size of their database.



—

Testimonials



Referrizer is now used with over 90 Restore Hyper Wellness locations. We've generated over 25,000 Leads and Referrals, Over 10,000 Fiver Star reviews. We love their corporate management features where we can launch and control 100's of campaigns from one place with couple of clicks. Working with Referrizer team wan nothing but a great pleasure.



Joe Van - Dir. of Digital Marketing



We wanted to say "Thank You". Anthony, Tim, and I have been very impressed with the execution and responsiveness of the entire team. It's been almost 2 years since we started with Referrizer. They are a new standard in marketing for local businesses. We are nothing but happy with their cooperation, results, and continuous improvement.



Dan Marshall - Marketing Director

Over 400 five-star reviews are posted on G2 Crowd, Google, Captera, and Facebook





Capterra
Referrizer™
4.8
Software Advice FRONT RUNNERS 2021
Software Advice MOST RECOMMENDED 2021
"Helped me grow my small business! "
Brandon Y
Software Advice MOST RECOMMENDED 2020
Software Advice BEST CUSTOMER SUPPORT 2021















G2 CROWD
Referrizer™
4.5
High Performer Small Business FALL 2021
High Performer FALL 2021
Fastest Implementation FALL 2021
Users Love Us
"Referrizer is one of the best things I have ever done for my business"
Mikenze P











Business Model

Pricing that's simple and straightforward

Whether you're just starting out or ready to take your marketing to the next level, we've got pricing plans that fit any budget. Upgrade to our premium package, which includes ultimate marketing automation and growth tools.

		Best Value
Free	**Basic**	**Premium**
Include Website Widget, CRM, Partner-Up Network And Email Marketing	Everything In Free Plus Referral, Loyalty And Reputation Management	Everything In Basic Plus Smart Line, SMS Campaigns, Markeitng Automation, Landing Pages, Smart WiFi
Starting at **$0** /mo	Starting at **$199** /mo	Starting at **$399** /mo

---

Business-side strengths

 ## Strong & Efficient Team

Efficient and cost-effective development and support team from Serbia, giving us 3 times more value than having same level of quality in the United States.

 ## Low overhead

- 100% performance-based sales process (20 appointment setters and 5 excellent closers).
- 100% remote company (access to global talent).

Market

Opportunities in multiple markets

Our initial target market is within Fitness and Wellness segment (590,000 businesses represent $1.4B market opportunity).*

Then, we will extend our market size to include Dental, Restaurant, Auto, Service, Pet, and Healthcare industries. That includes 1.7 million businesses in the US with a total market potential of over $4.1B.*

The total addressable market is of all small local businesses counts 5.2 million with a market size of over $11.9B.*


$11.9B
Total Market Opportunity
(All Local US Businesses)
Wellness Businesses $1.4B
Small Businesses $4.1B
Total Market Opportunity
Wellness Businesses
590K
Health & Fitness, Med Spa, Massage, Beauty, Chiropractic, Nail, Hair
Small Businesses
1.7M
Wellness businesses, Dental, Restaurants, Auto, Services, Home, Pet, Healthcare
All Local US Businesses
5.2M

*Calculated based on internal information collected by the Company

Competition

Referrizer competitive advantage:

End-to-end solution

Features	Referrizer	frederick	signpost	LOYALSNAP	Birdeye
Referrals	✓	✓	✓	✗	✗
Loyalty / Retention	✓	✓	✗	✓	✗
Online Reviews	✓	✓	✓	✓	✓
Reputation Management	✓	✗	✗	✗	✓
Partner Up	✓	✗	✗	✗	✗
Email Marketing	✓	✓	✓	✓	✓
Text Marketing	✓	✓	✓	✓	✓
2 Way SMS	✓	✓	✗	✓	✗
Phone Autoresponder	✓	✗	✗	✗	✗
Landing Page	✓	✗	✗	✗	✗
Website Widget	✓	✗	✗	✗	✗
Guest Wi-Fi Data Capture	✓	✗	✗	✗	✗
CRM	✓	✓	✓	✗	✗
Pricing	$99-$399	$349	$199-$399	$199-$499	$420

—

Referrizer vs. Peers' market capitalization -

Price/Sales (ttm)

As of 2/4/2022

Company	ActiveCampaign >	GONG	HubSpot	customer.io	Referrizer
Sales Multiple Price/Sales (ttm)	18x Revenue	61x Revenue	18x Revenue	20x Revenue	**7x Revenue**
Current Market Capitalization	$3B market cap	$7.3B market cap	$21.3B market cap	$400M market cap	**$18M market cap**
Revenue (TTM)	Revenue (TTM) $165M	Revenue (TTM) $120M	Revenue (TTM) $1.18B	Revenue (TTM) $20M	Revenue $2.6M

Vision

A global force that empowers every business

Referrizer wants to empower local businesses with highly effective solutions that can help them grow through utilizing world-class software and hands-on support. We are taking local business marketing to a whole new level by bringing more tools, more solutions, and more results than our competitors.

With Referrizer 4.0 (coming in Q1 2022), Referrizer is bringing a simple but powerful user experience that makes interaction with our software a breeze. We love what we do, we are passionate about helping local businesses succeed, and we all focus to bring outstanding results to our clients.

—

5-year projection



—

Use of funds: $2M


$2M
Use of funds
Sales $1.3M
Development $300K
General Admin $200K
Support $100K
Reserve Funds $100K
Currently Raised Funds $500K
70% allocated to growth

Investor exit strategy


After the company reaches $50 million in revenue, it will file for an Initial Public Offering with the valuation of $500M (Projected for beginning of 2025).
02
At the Company's and Investors' mutual consent, between the end of year 3 and year 5 at a discounted purchase price.
Initial Public Offering
Sale to a Strategic Buyer / Competitor
Being bought out by the Company
01
Parallel to filing for an IPO, the company will consider potential strategic buyers at a 25% premium to the IPO Price.
03

Investors

Our early investors and their story:

Why others invested

I've been an investor in Referrizer since 2015. I followed my initial investment with two more rounds in 2016 and 2020. I love working with Andre. He is one of the most energetic people I met. He is building a great team and a marketing platform that empowers small business owners to achieve profitable sales growth..



David Biddulph
INVESTOR

My business was probably one of the first 10 clients of Referrizer back in 2014. Early on, I saw the opportunity of this sofware to take over the world and I belived in Andre to make it happen. I am big fan, supporter and happy I invested.



Manuel Tuveri
INVESTOR

I have been using Referrizer for a couple of years now. The pandemic made them change for the better by adopting a simpler and crisper user interface experience. Addressing other industries that were not part of their core has also been a step forward. I have seen a glimpse of their updates pipeline and there's still a whole lot of amazing things coming up in the near future.The founder has the passion and the persistence to put Referrizer on the map when it comes to the restaurant segment.



Silviu Antonescu
INVESTOR

Founders

Developing the first referral marketing automation for local businesses

Everything started in 2012, with a Google search for: "Referral Marketing Software." Andre, as the owner of a marketing agency, was looking for a software solution to help his local clients automate referral marketing. No affordable solution was available. It was one of those rare "A-HA" moments, where you search and no one was offering a solution. It was a message for us to create a Referral Program that will turn each and every customer into 24-7 salesforce. Similar to a Dropbox model—but for local businesses. That is where the name comes from; "Energizing Referrals": *Refer-Rizer*.

After a couple of iterations and many MVPs, we created not only Referral Marketing that works, but also a set of tools that help businesses become Referrable through Reputation Management. We help clients communicate easier using Email and Text Marketing. Clients needed to keep their customers longer (those that we generate) and we developed the Loyalty Program. For clients who are new businesses, that have no customers to ask for referrals, we created SEO optimized, high-converting Landing Pages and database-building features like Smart WIFI and Smart Line.

7 years later, we offer All-in-one Marketing Automation that includes 10 powerful applications within one backend.

My personal mission is to retire 100 people in our company. We are a people-first organization and each qualified employee is an equity holder. This way, we did not build an organization of followers, but an organization of leaders, decision-makers, people with an ownership mindset that cares. Culture that is strong and ready to grow.



Andre Cvijovic

CEO & Founder

Team composition

- **Executive team:** 50 years of experience, 4 successful exits
- **Sales and marketing team**: 8 people
- **Customer support:** 12 incredible coaches
- **Agency Team:** 12 People
- **Product and development team:** 15 people
- Performance-based call center: 20 people (outsourced)

Team

Andrija Cvijovic	Founder, Chairman and CEO	Andre combines expertise in strategic planning, marketing and business development with sophisticated sales and marketing skills.
George O' Leary	Vice Chairman and CFO of Referrizer	George provides executive level management consulting to publicly traded companies and privately held businesses. George is currently CFO of HealthLynked Corp. "OTC:QB HLYK". and Vice Chairman of Referrizer, LLC
Zoran Djukic	CTO	Zoran is an energetic CTO with 10+ years of experience and proven leadership skills. He is accountable for the research and development, as well as the company's technological needs, strategy, business processes and cross-functional delivery.

| Christopher Torres | Chief Product Officer | Chris is an expert in growth strategy, user experience, information architecture, market share optimization, and increasing usability and user retention. |

Perks

$1,000	Your name is listed as "investor" on our website (optional)
$5,000	Everything above + Limited edition Referrizer swag bag.
$10,000	Everything above + Exclusive Q&A session with the CEO
$25,000	Everything above + Special Thank you Video. Referrizer.com welcome kit that we send to every new team member. We will include your name and logo in our email newsletter as a featured investment partner
$100,000	Everything above + Exclusive Q&A session with the CEO
$250,000	Everything above + We will fly you to Miami for All-Day Long Meeting - All expenses paid to meet our C-Level Executive Team. (Cuban food included) :-)
$500,000	Everything above + Advisory Board Seat (Optional) and Exclusive Trip with CEO to Europe to meet our European Team

FAQ

How do I earn a return?

Customer.io is using Republic's Custodial Crowd SAFE security. The Custodial Crowd SAFE is similar to the non-custodial Crowd SAFE, except that investors receive beneficial interests rather than direct legal record ownership of the security instrument. The custodian is the legal record holder of the security instrument for the benefit of the investors in the offering. Issuers tend to choose this arrangement for administration purposes and cap table organization. Crowd SAFE of this specific deal prior to investing. Investors could see their Crowd SAFE investment converted to cash or stock upon a financing event, change of control (M&A), or an initial public offering. Learn more about returns on investment here, but please also review the Form C and Custodial Crowd SAFE instrument of this offering.